

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2017

Mail Stop 4631

<u>Via E-mail</u>
Carl J. Lukach
Executive Vice President
Univar, Inc.
3075 Highland Parkway, Suite 200
Downers Grove, Illinois 60515

   **Re: Univar, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2016**
     **Filed February 28, 2017**
     **Definitive Proxy Statement on Schedule 14A**
     **Filed March 17, 2017**
     **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
     **Filed August 4, 2017**
     **File No. 1-37443**

Dear Mr. Lukach:

  We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Branch Chief
       Office of Manufacturing and
       Construction